Exhibit 21.1

Wilhelmina International, Inc. Subsidiaries

Subsidiary Name	State / Country of Organization or Incorporation
Wilhelmina International, Ltd.	New York
Wilhelmina West, Inc.	California
LW1, Inc. (d/b/a Aperture)	California
Wilhelmina Models, Inc.	New York
Wilhelmina Miami, Inc.	Florida
Wilhelmina Artist Management LLC	New York
Artists at Wilhelmina LLC	Florida
Wilhelmina Licensing LLC	Delaware
Wilhelmina Licensing (Texas) LLC	Texas
Wilhelmina Film & TV Productions LLC	Delaware
Wilhelmina Chile SPA (Chile)	Chile
Wilhelmina London Limited (London)	United Kingdom
Union Model Management Ltd.	United Kingdom